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SEC FILE NUMBER
8-53635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Securities Group, LLC d/b/a Mammoth Research, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9121 Illinois Road, Suite 51B
(No. and Street)

Fort Wayne	IN	46804
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	(609) 642-6593	susan.hayes@mammothresearch.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Watkins Uiberall, PLLC
(Name – if individual, state last, first, and middle name)

1661 Aaron Brenner Drive, Suite 300	Memphis	TN	38120
(Address)	(City)	(State)	(Zip Code)

11/02/05	1738
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Thomas Martin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Securities Group, LLC d/b/a Mammoth Research, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELA MARIE GALLMEYER
Notary Public Seal
State Of Indiana
My Commission Expires June 11, 2026

Angela Marie Gallmeyer
Notary Public

Signature: T. Mt

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THE SECURITIES GROUP, LLC

DBA MAMMOTH RESEARCH, LLC

Financial Statements

Year Ended December 31, 2022

The Securities Group, LLC
DBA Mammoth Research, LLC
Table of Contents
December 31, 2022



Watkins Uiberall, PLLC

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

417 West Main Street • Suite 100
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of The Securities Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Securities Group, LLC as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Securities Group, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Securities Group, LLC's management. Our responsibility is to express an opinion on The Securities Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Securities Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information on Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of The Securities Group, LLC's financial statements. The supplemental information is the responsibility of The Securities Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Watkins Uiberall, PLLC

We have served as The Securities Group, LLC's auditor since 2006.
Memphis, Tennessee
March 31, 2023

The Securities Group, LLC
DBA Mammoth Research, LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Current Assets			
Cash		$	157,866
Accounts receivable, less allowance for doubtful accounts			5,000
Prepaid expenses and other assets			21,435
Total Current Assets			184,301
Other Assets			
Goodwill			120,000
Total Other Assets			120,000
Total Assets		$	304,301

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued liabilities		$	2,769
Payable to parent			81,283
Total Liabilities			84,052
MEMBER'S EQUITY			220,249
Total Liabilities and Member's Equity		$	304,301

The accompanying notes are an integral part of these financial statements.

The Securities Group, LLC
DBA Mammoth Research, LLC
Statement of Operations
For the Year Ended December 31, 2022

	Successor	Predecessor
	Period from June 10, 2022 Through December 31, 2022	Period from January 1, 2022 Through June 9, 2022
Revenues		
Commissions	$ 97,500	$ 300,000
Interest income	-	3
Total revenues	97,500	300,003
Expenses		
Acquisition expenses	13,750	-
Administrative fees	-	15,553
Automobile expense	-	1,132
Commissions paid to registered representatives	48,750	150,000
Depreciation	-	588
Guaranteed payments to members	-	10,000
Insurance	67	772
Legal and professional fees	194,452	11,550
Management fees	18,000	-
Marketing and promotion	8,569	-
Occupancy	224	2,500
Regulatory fees	1,526	8,838
Salaries and other employment costs	42,295	-
Technology and communications	48,106	10,806
Travel and entertainment	1,046	-
Other expenses	466	646
	377,251	212,385
Net income/(loss)	$ (279,751)	$ 87,618

The accompanying notes are an integral part of these financial statements.

The Securities Group, LLC
DBA Mammoth Research, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2021 (Predecessor)	$ 97,745	$ 47,150	$ 144,895
Net income for period from January 1, 2022 through June 9, 2022 (Predecessor)	-	87,618	87,618
Partner Distribution from January 1, 2022 through June 9, 2022 (Predecessor)	-	(232,513)	(232,513)
Balance, June 9, 2022 (Predecessor)	97,745	(97,745)	-
Elimination of predecessor retained earnings	(97,745)	97,745	-
June 10, 2022 initial capitalization (Successor)	-	-	-
Capital contributions (Successor)	500,000	-	500,000
Net loss for period from June 10, 2022 through December 31, 2022 (Successor)	-	(279,751)	(279,751)
Balance, December 31, 2022 (Successor)	$ 500,000	$ (279,751)	$ 220,249

The accompanying notes are an integral part of these financial statements.

The Securities Group, LLC
DBA Mammoth Research, LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

	Successor	Predecessor
	Period from June 10, 2022 Through December 31, 2022	Period from January 1, 2022 Through June 9, 2022
Cash Flows from Operating Activities		
Net income/(loss)	$ (279,751)	$ 87,618
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities: increase (decrease)		
Accounts receivable	90,000	(70,000)
Prepaid expenses and other assets	(19,794)	17,454
Depreciation	-	588
Accounts payable and accrued liabilities	(106,510)	94,513
Payable to parent	81,283	-
Net cash used in operating activities	(234,772)	130,173
Cash Flows from Financing Activities		
Cash contributions from member	500,000	-
Disposal of fixed assets to members	4,350	-
Net cash flows from financing activities	504,350	-
Cash Flows from Investing Activities		
Increase in goodwill	(120,000)	-
Member distributions	(232,513)	-
Net cash flows from investing activities	(352,513)	-
Net Increase/(Decrease) in Cash	(82,935)	130,173
Cash, Beginning of Period	240,801	110,628
Cash, End of Period	$ 157,866	$ 240,801

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC, d/b/a Mammoth Research, LLC (the Company) was organized on August 1, 2001 as a limited liability company in accordance with the laws of the State of Delaware. The Company became a registered broker-dealer with the Securities and Exchange Commission (SEC) on March 11, 2002, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). It is a wholly owned subsidiary of Mammoth Investors, LLC (the Member or Successor).

The Company's operations consist primarily of acting as the managing broker-dealer of private placements of healthcare securities on a best-efforts basis.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Combination

On June 10, 2022, the Financial Industry Regulatory Authority (FINRA, an agent of the Securities and Exchange Commission) approved the acquisition of all issued and outstanding membership interests of the Company from its former owners (Predecessor) by the Member.

The Company has elected to apply pushdown accounting under ASC 805-50-25-4.

Revenue Recognition

Revenue from contracts with customers includes commission income and fees from selling healthcare securities on behalf of its customers through private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company believes that the performance obligation to recognize commission revenue is satisfied on the placement offering date because that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of

ownership have been transferred to/from the customer. Any additional commission revenue from offering extensions is recognized based on terms of each placement offering contract and the revenue can be reasonably estimated to be collected.

Concentrations and Credit Risks

The Company's credit risks relate to cash and cash equivalents. The Company maintains cash balances at a commercial bank. Balances at various times during the year have exceeded federally insured limits of $250,000.

Two customers accounted for 67% of the Company's commission revenues for the year ended December 31, 2022.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Goodwill

Goodwill represents the cash consideration paid by the Member for the membership interest referred to in Note 1 – Business Combination, above. Goodwill is tested for impairment annually. The Company recognized no impairment for the year ended December 31, 2022.

Income Taxes

No provision has been made for income taxes since the results of operations are included in the tax returns of the Member.

Date of Management's Review

The Company evaluated its December 31, 2022 financial statements for subsequent events through March 31, 2023, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

Effective June 10, 2022, the Company entered into a Management Agreement with the Member. According to the terms of the agreement, the Company reimburses the Member for a management fee, salaries and benefits, professional fees, rent, software, technology fees and any other expenses directly related to the business of the Company. Total related party expenses for the year ended December 31, 2022 were:

Legal and professional fees	$ 157,242
Management fees	18,000
Marketing and promotion	3,975
Occupancy	224
Salaries and other employment costs	43,182
Technology and communications	43,863
Travel and entertainment	1,046
Total related party expenses	$ 267,532

The Company had a related party payable of $81,283 for these services at year end.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $73,814, which was $68,211 in excess of its required net capital of $5,603 and its percentage of aggregate indebtedness to net capital was 113.87%.

NOTE 4 – POSSESSION OR CONTROL REQUIREMENTS

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities on a best-efforts basis and direct participation programs on a best-efforts basis.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, the Company was not a party to and had no commitments, contingencies or guarantees outstanding.

Supplementary Information

The Securities Group, LLC
DBA Mammoth Research, LLC
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2022

The Securities Group, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2022

		Schedule I
COMPUTATION OF NET CAPITAL		
Total member's equity	$	220,249
Less non-allowable assets:		
Accounts receivable		5,000
Prepaid expenses and other assets		21,435
Goodwill		120,000
Net capital	$	73,814
Aggregate Indebtedness		
Accounts payable and accrued liabilities	$	2,769
Payable to parent		81,283
Total aggregate indebtedness	$	84,052
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of $5,000 or 6-2/3% of total aggregate indebtedness)	$	5,603
Excess net capital	$	68,211
Ratio of aggregate indebtedness to net capital		1.14 to 1.00

Reconciliation of Computation of Net Capital
There are no material differences between the computation above and the computation
included in the Company's corresponding unaudited December 31, 2022 FOCUS Report,
Part IIA, Form X-17a-5 as amended. Accordingly, no reconciliation is necessary.

The Securities Group, LLC
DBA Mammoth Research, LLC
Supplementary Schedule II
Computation of for Determination of Reserve Requirements and Information Relating to
Possession and Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2022

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, there are no items to report under the requirements of Rule 15c3-3.

Exemption Certification

WATKINS UIBERALL
Certified Public Accountants
Independent Member of BKR International

Watkins Uiberall, PLLC

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

417 West Main Street • Suite 100
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of The Securities Group, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) The Securities Group, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which The Securities Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: the Non-Covered Firm Provision, stating that the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Securities Group, LLC stated that The Securities Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Securities Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Securities Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Watkins Uiberall, PLLC

Memphis, Tennessee
March 31, 2023

13



The Securities Group, LLC
DBA Mammoth Research, LLC
9121 Illinois Road, Suite 51B
Fort Wayne, IN 46804

EXEMPTION REPORT

The Securities Group, LLC, DBA Mammoth Research, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation on investment advisory services and referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Thomas Martin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas Martin
Chief Executive Officer

3/31/2023
Date